EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726


03029646

03 SEP -2 PM 7:21

DELIVERED BY FAX 1-202-942-9624

September 1, 2003

SUPPL

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached: Notice of Meeting 2003
President's letter
Information Circular
Proxy 2003
Supplemental mail list
Confirmation of Mailing 2003

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Dear Sir:

Please find enclosed a copy of Champion's August 19, 2003 Notice of Meeting, President's Letter, Information Circular, Proxy 2003, Supplemental mail list all of which were mailed to shareholders on August 26, 2003. Also please find enclosed a copy of Confirmation of Mailing dated August 27, 2003 from Equity Transfer Services Inc., Champion's transfer agent. Please note that the Confirmation of Mailing in point number 2 mentions Audited Financial Statements for the year ended March 31, 2003 and Financial Statements for the three months ended June 30, 2003; these two documents were faxed to you on August 8, 2003 and August 20, 2003 respectively and have not been repeated in this fax on this date.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

dlw 9/2

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.

7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders of **CHAMPION NATURAL HEALTH.COM INC.** (the "Company") will be held at 1 First Canadian Place, Suite 7210, Toronto, Ontario, on Tuesday, the 30th day of September, 2003, at the hour of 2:00 o'clock in the afternoon (Toronto time) for the purpose of:

(a) receiving the Company's 2003 Annual Report containing the financial statements for the year ended March 31, 2003, and the report of the auditor thereon;

(b) electing directors;

(c) appointing auditors and authorizing the directors to fix his remuneration;

(d) considering and, if deemed advisable, passing, with or without variation, a resolution authorizing the Company to enter into private placement agreements with arm's length subscribers or arm's length creditors during the ensuing twelve month period; and

(e) transacting such further and other business as may properly come before the meeting or any adjournment thereof.

A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company's transfer agent and registrar Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3 not later than 2:00 p.m. (Toronto time) on Friday, September 26, 2003 or, if the meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, preceding the time of such adjourned meeting.

Shareholders who are unable to attend the meeting in person, are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED this 19th day of August, 2003.

BY ORDER OF THE BOARD

(Signed)
Larry Melnick, President

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
Telephone: (416) 250-6699
Facsimile: (416) 250-7726

August 19, 2003

Dear Shareholder:

We are pleased to enclose the Corporation's audited financial statements for the year ended March 31, 2003 and the unaudited financial statements for the first quarter ended June 30, 2003, along with the Proxy materials for the upcoming Annual and Special Meeting of Shareholders to be held on September 30, 2003.

Effective July 25, 2003, the Corporation's subordinate voting shares ("shares") were available for quotation on the Canadian Trading and Quotation System Inc. ("CNQ"). The shares trade on the CNQ in US funds with the ticker symbol CHPG.U.

On August 14, 2003, the Corporation acquired all of the issued and outstanding shares of Wellbeing Inc. in an arm's length transaction for US$257,100. The purchase price of US$257,100 was satisfied by CDN$10,000 cash and 500,000 units of the Corporation, each unit comprised of one subordinate voting share in the capital of the Corporation and one subordinate voting share purchase warrant, each warrant entitling the vendor to purchase a subordinate voting share of the Corporation for an exercise price of US$0.60 for a period of two years following the closing. Wellbeing Inc. is a start up company engaged in the self referral preventative health care business utilizing total body MRI scanning through consumer retail clinics.

Management will continue to look for promising acquisitions and is actively seeking to raise additional funds in order to finance and develop these and other acquisitions.

On Behalf of the Board of Directors

(Signed)

Larry Melnick
President

EXEMPTION NUMBER
82-4425

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

INFORMATION CIRCULAR
AS AT AUGUST 19, 2003

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CHAMPION NATURAL HEALTH.COM INC. (the "Company") of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the "meeting") to be held at 1 First Canadian Place, Suite 7210, Toronto, Ontario on Tuesday, September 30, 2003 at 2:00 o'clock in the afternoon (Toronto time) and at any adjournment thereof for the purposes set forth in the enclosed Notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the directors and/or officers of the Company at nominal cost. The cost of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this circular, the notice of meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to many shareholders who do not hold their subordinate voting shares of the Company in their own name. Only proxies deposited by shareholders whose names appear on the records of the Company or as the registered holders of such shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name on the records of the Company. Such shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your Shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for

EXEMPTION NUMBER 82-4925

obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from ADP Investor Communications it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned by ADP Investor Communications well in advance of the meeting in order to have shares voted.

ELECTION OF DIRECTORS

The board of directors consists of three (3) directors to be elected annually. The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employments, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name, Office and Principal Occupation (1)	Director Since	No. of Voting Securities Owned, Controlled or Directed as at August 19, 2003(2)
Larry Melnick(3) President, Secretary-Treasurer and Director. Self employed consultant.	February 22, 1988	55,190 subordinate voting 217,758 multiple voting
Sophie Melnick(3) Director. Retired.	September 28, 1993	1,000 subordinate voting
Michael Carsell(3) Director. Construction Worker.	July 20, 1992	400 subordinate voting

Notes:

(1) The principal occupations of the each of the nominees during the past five years is as set forth above.

(2) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(3) Member of the audit committee.

The term of office of each director will be from the date of the meeting at which he is elected until the next annual meeting, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, **IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.**

EXECUTIVE COMPENSATION

Compensation Summary

The table below sets forth information concerning the compensation of the Company's chief executive officer for the Company's fiscal years ended March 31, 2003, 2002 and 2001.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compen-sation ($)
Larry Melnick President	2003	$33,000	Nil	Nil	425,000(3)	Nil	Nil	Nil
	2002	$24,000	Nil	Nil	425,000(3)	Nil	Nil	Nil
	2001	$24,000	Nil	Nil	45,500(3)	Nil	Nil	Nil

Notes:

(1) Stock appreciation rights.

(2) Long term incentive plans.

(3) Options to acquire subordinate voting shares

Long Term Incentive Plan Awards

The Company has no long term incentive plan.

Stock Option Plan

On August 29, 1994, the shareholders of the Company approved the establishment of a stock option plan (the "Plan") relating to the subordinate voting shares of the Company. On September 24, 1998 shareholders of the Company approved an increase in the number of subordinate voting shares of the Company to be granted under the Plan. On September 28, 2001 shareholders of the Company increased the number of subordinate voting shares issuable upon the

EXEMPTION NUMBER 82-4485

exercise of incentive stock options by 1,300,000 to a total of 1,500,000 subordinate voting shares. Eligibility for participation in the Plan is restricted to directors, officers, employees and consultants of the Company and its affiliates. The number of shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 1,500,000 subordinate voting shares in the aggregate and with respect to any one optionee 5% of the number of issued and outstanding subordinate voting shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value (i.e., the prevailing market price) of the subordinate voting shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed ten years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director and/or officer of the Company, or upon the retirement, permanent disability or death of an optionee. The options are non-transferable.

Stock Option Grants

No options to purchase or acquire securities of the Company were granted during the financial year ended March 31, 2003 to the Company's chief executive officer.

Stock Options Exercised and Held

The following information concerns each exercise of options during the most recently completed financial year ended March 31, 2003 by the Company's chief executive officer and the financial year-end value of unexercised options held, on an aggregated basis.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Larry Melnick	Nil	$Nil	425,000[(1)]/Nil	$Nil [(2)]/$Nil

Notes:

(1) Options to purchase 425,000 subordinate voting shares at a price of $0.40 per share exercisable on or before September 28, 2006.

(2) As at March 31, 2003 the subordinate voting shares were not listed or posted for trading on a stock exchange. Trades were reported on the Canadian Unlisted Board but no visible quote is available. Effective July 25, 2003, the subordinate voting shares are listed and posted for trading on the Canadian Trading and Quotation System Inc. On August 19, 2003, the subordinate voting shares last traded at US$0.80.

EXEMPTION NUMBER
82-4485

Employment and Management Agreements

The Company entered into an employment agreement made as of May 30, 1988, as amended, with Mr. Larry Melnick, 7 Bishop Avenue, Suite 404, Toronto, Ontario pursuant to which the Company employs Mr. Melnick as President of the Company at a salary of $800 per month ($2,000 per month prior to January 1, 1991). The original term of the agreement was for one year commencing June 1, 1988, automatically renewable up to five years and subject to termination upon 60 days notice. On August 20, 1993 the board of directors further amended the employment agreement to provide that the term of employment could be automatically renewed on a yearly basis for a further term of up to five years. On August 11, 1998 the board of directors further amended the employment agreement to provide that the term of employment could be automatically renewed on a yearly basis for a further term of up to five years. In July of 2002 the board of directors amended the employment agreement to increase the salary payable to $1,200 per month. On August 19, 2003, the board of directors of the Company renewed the agreement for a further five year term. Pursuant to the employment agreement, during the fiscal year ended March 31, 2003 the Company became obligated to pay to Mr. Melnick $13,200, which was paid.

On August 20, 1993, the Company entered into a management agreement with Mr. Melnick, to have effect from June 1, 1993, whereunder Mr. Melnick agreed to provide managerial and consulting services to the Company and hold the office of President of the Company. In consideration of such services, the Company agreed to pay to Mr. Melnick the sum of $1,200 per month. The term of such agreement was for five years commencing June 1, 1993, and was automatically renewable thereafter from year to year and may be earlier terminated by either party on ninety days written notice. On August 11, 1998 the board of directors amended the management agreement to provide that the term of employment could be automatically renewed on a yearly basis for a further term of up to five years. In July of 2002 the board of directors amended the management agreement to increase the salary payable to $1,800. On August 19, 2003, the board of directors of the Company renewed the agreement for a further five year term. Upon termination prior to May 30, 2008 (including deemed termination in the event two or more persons who are not nominees of management of the Company are elected to the board of directors) Mr. Melnick shall be paid a lump sum severance payment equal to the balance of the payments to be paid in respect of the unexpired original term thereof. During the fiscal year of the Company ended March 31, 2003, the Company became obligated to pay to Mr. Melnick the sum of $19,800 pursuant to such management agreement, which was paid.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated. Generally, directors do not receive fees for attending meetings of the board of directors, committees of the board of directors or members. Directors participate in the Company's Stock Option Plan. During the financial year ended March 31, 2003, no options to acquire subordinate voting shares were granted to directors (including the chief executive officer). During this fiscal year no options to purchase subordinate voting shares were exercised by directors (including the chief executive officer). Details of option grants to and exercises by directors are set out in the tables above.

EXEMPTION NUMBER 82-4495

APPOINTMENT OF AUDITORS

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF KRAFT, BERGER, GRILL, SCHWARTZ, COHEN AND MARCH LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Kraft, Berger, Grill, Schwartz, Cohen and March LLP were first appointed auditors of the Company on August 1, 2001.

REPORT OF DIRECTORS AND AUDITED FINANCIAL STATEMENTS

The 2003 Annual Report, including the financial statements for the fiscal year ended March 31, 2003 and the report of the auditors thereon are annexed to the Information Circular and will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

SPECIAL BUSINESS

Arms' Length Private Placements and Debt Settlements

A quickly accessible and cost effective source of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing business activities and to make acquisitions, the Company may arrange private placement subscriptions for shares. The Company may also issue shares to arm's length creditors of the Company by way of private placements in satisfaction of indebtedness.

Shareholders are being asked to pass a resolution authorizing the Company to enter into private placement agreements with arm's length subscribers or debt settlement agreements with arm's length creditors during the ensuing twelve month period providing for the issuance of up to 100% of the number of subordinate voting shares outstanding as at the date of the meeting (namely 9,158,303 subordinate voting shares). It is not the current intention of management to issue the entire number of shares authorized pursuant to the proposed resolution. However, certain rules and policies of the Ontario Securities Commission and the rules and regulations of most Canadian stock exchanges ("Securities Legislation") require the approval of shareholders for a private placement (including debt settlements by way of a private placement) if, among other things, the number of shares of the class proposed to be issued is equal to or greater than 25% of the number of the issuer shares of that class outstanding before giving effect to the issuance of the shares which are subject of the private placement (and for purposes of such calculation, any warrant forming part of the private placement are usually deemed to have been exercised).

Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements and debt

EXEMPTION NUMBER 82-4485

settlements to be entered into during the next twelve months. Blanket approval will obviate the necessity of obtaining shareholder approval for each specific private placement or debt settlement thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placements or debt settlements.

The private placements will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Similarly, the Company will only agree to issue shares to settle debt owed by the Company to arm's length creditors if management believes the settlement terms are reasonable in the circumstances. No change in the control of the Company will result from the private placements or debt settlements. All private placements and debt settlements authorized hereunder will be made with, respectively, arm's length placees and arm's length creditors and the subscription prices will comply with applicable Securities Legislation.

In the event that shareholders do not pass the resolution authorizing the Company to issue up to 100% of the number of subordinate voting shares outstanding as at the date of the meeting (namely 9,158,303 subordinate voting shares) by way of private placements with arm's length subscribers or in settlement of debt with arm's length creditors, the Company may be required to seek shareholder approval for private placements or debt settlements negotiated hereafter.

In order to approve the above resolution, a majority of the votes cast at the meeting must be voted in favour thereof. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF AUTHORIZING PRIVATE PLACEMENTS UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE VOTED AGAINST THE RESOLUTION.**

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year or any associate of any such director or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Information Circular.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the meeting of shareholders other than as set forth in the notice of meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

EXEMPTION NUMBER 82-4485

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Company. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM AT THE MEETING MAY DO SO** by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must, in all cases, deposit the completed proxy with the Company's transfer agent and registrar Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, not later than 2:00 p.m. (Toronto time) on September 26, 2003, or if the meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, proceeding the time of such adjourned meeting. A proxy should be executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the meeting has the right to vote in person and, if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the meeting, the shares represented by the proxy shall be voting accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND FOR EACH ITEM OF SPECIAL BUSINESS, AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.** At the time of printing this circular, the management of the Company knows of no such amendments, variations or other matters to come before the meeting.

EXEMPTION NUMBER
82-4485

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

At the date hereof, the Company has outstanding 217,758 multiple voting shares, each of which carries one hundred votes per share and 9,158,303 subordinate voting shares, each of which carries one vote per share. To the knowledge of the directors and officers of the Company, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of the Company are:

Name of Shareholder	Approximate No. of Securities So Owned, Controlled or Directed	Percent of the Class of Outstanding Voting Securities So Owned
Larry Melnick	217,758 Multiple Voting 55,190 Subordinate Voting	100% 0.602%

Persons registered on the books of the Company at the close of business on August 22, 2003 (the "record date") and persons who are transferees of any shares acquired after such record date and who have produced properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof and demand, not later than 10 days before the annual and special meeting, that their names be included in the list of shareholders, are entitled to vote at the annual and special meeting of the Company.

Conversion of Multiple Voting Shares Purchased under a Takeover Bid

If an offeror shall directly or indirectly purchase multiple voting shares pursuant to an offer (i) which is a take-over bid as defined by the securities legislation applicable to such offer or (ii) which, if such securities legislation defines the threshold for a takeover bid in terms of a certain stated portion or percentage of securities (whether or not of any particular class or type) of a company or other issuer, would have been a takeover bid as defined by such securities legislation had such securities legislation not so defined such threshold but rather had defined such threshold as being voting securities of a corporation carrying the same stated portion or percentage of the votes carried by all securities, in the aggregate, of such corporation entitling the holders thereof to vote in an election of the directors of such corporation, under circumstances that such offeror would have been required by the securities legislation applicable to such offer to make that same offer, or a follow-up offer, for subordinate voting shares had such offer been made in respect of subordinate voting shares (and not the multiple voting shares) and had such offer constituted a take-over-bid as defined by such securities legislation, then the multiple voting shares so purchased shall be deemed to have been converted, immediately prior to the time that such offer was made, into an equal number of such subordinate voting shares unless either:

(i) the purchase was made pursuant to a take-over bid offer made to all holders of multiple voting shares resident in Canada, which take-over bid offer was also made to all holders of subordinate voting shares resident in Canada on terms which on all material respects treated such holders as if the shares of any such class which they held together comprised the same class of shares, or

EXEMPTION NUMBER 82-4485

(ii) not earlier than five business days prior to the date upon which the offer which constituted such take-over bid was made, and not later then the time that such purchase was completed, the purchaser or purchasers of such multiple voting shares made an unconditional offer to all holders of subordinate voting shares resident in Canada to purchase all subordinate voting shares held by them at a price per share at least as high, and payable in identical consideration, as the highest price per share paid pursuant to such take-over bid for any of the multiple voting shares so purchased.

OTHER MATERIAL FACTS

Directors' Advances

During the fiscal year ended March 31, 2003, $78,606 was repaid to directors by the Company and a further $7,500 was advanced by directors to the Company, decreasing the net aggregate amount of advances made by directors to the Company to $70,609. Such amount bears interest between nil and 4% and is payable after the March 31, 2004 year end. Subsequent to the year end, $500 net was advanced by directors to the Company.

GENERAL

Except where otherwise indicated, information contained herein is given as of August 19, 2003.

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by the directors of the Company.

DATED this 19th day of August, 2003.

(Signed)
Larry Melnick, President

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

EXEMPTION NUMBER
82-4485

PROXY FOR USE BY HOLDERS OF SUBORDINATE VOTING SHARES AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CHAMPION NATURAL HEALTH.COM INC. TO BE HELD ON SEPTEMBER 30, 2003 SOLICITED ON BEHALF OF MANAGEMENT

The undersigned hereby appoints Larry Melnick, President and Secretary-Treasurer, whom failing, Sophie Melnick, director, or instead of either of them, ____________________, as nominee of the undersigned, with the power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Company to be held on **September 30, 2003,** and at any adjournments thereof, and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as indicated on the reverse side hereof.

This proxy will be voted or withheld from being voted in accordance with the instructions specified. **WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREOF.**

THIS PROXY CONFERS AUTHORITY FOR THE ABOVE NAMED TO VOTE IN HIS DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS PROXY AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING, OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed by the Company.

DATED this day of , 2003.

____
Signature of Shareholder

EXEMPTION NUMBER
82-4485

1. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the election of management's nominees for directors.

☐ VOTE FOR ☐ WITHHOLD VOTE

2. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the appointment of Kraft Berger Grill Shwartz Cohen & March LLP, Chartered Accountants, as auditors of the Company and the authorization of the directors to fix the auditors' remuneration.

☐ VOTE FOR ☐ WITHHOLD VOTE

3. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the authorization of the Company to enter into private placement agreements with arm's length subscribers or arm's length creditors during the ensuing twelve month period.

☐ VOTE FOR ☐ VOTE AGAINST

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
c/o Equity Transfer Services Inc.
Suite 420
120 Adelaide Street West
Toronto, Ontario,
M5H 4C3

For those shareholders who wish to be added to the Company's Supplemental Mailing List in order to receive the Company's unaudited Interim Financial Statements, please complete the following and forward it to Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3.

I HEREBY confirm that I am a shareholder of the Company, and as such, request that you add me to your Supplemental Mailing List.

Please PRINT your name and address

____
(First Name and Surname)

____
(Number and Street)

____
(Apartment) (City)

____
(Province) (Postal Code)

Signed: ______________________
(Signature of Shareholder)


EQUITY
TRANSFER
SERVICES INC.

EXEMPTION NUMBER
82-4485

August 27, 2003

Dear Sir or Madam:

RE: **CHAMPION NATURAL HEALTH.COM INC**

We are pleased to confirm that copies of the following materials were mailed to shareholders on August 26, 2003.

1. Proxy
2. Notice of Annual and Special Meeting of Shareholders, Letter to Shareholders, Information Circular, Audited Financial Statements for the years ended March 31, 2003 and Financial Statements for the three months ended June 30, 2003
3. Supplemental Mailing List Request Form
4. Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Jennifer Tan"

Per: Jennifer Tan
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com